August 7, 2024

Andrea Bernatova
Chief Executive Officer
Dynamix Corporation
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, New Castle County
DE 19808

       Re: Dynamix Corporation
           Registration Statement on Form S-1
           Filed July 8, 2024
           File No. 333-280719
Dear Andrea Bernatova:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise to provide the address of your principal executive offices. While we note that you are a remote-first company and you have provided the address of your agent for service of process, identification of a principal executive office is a requirement of Form
       S-1.
2. When discussing the amount of compensation received or to be received, please revise to include the repayment of loans. Also revise to highlight a cross-reference to all the sections in the prospectus for disclosures related to compensation. See
Item 1602(a)(3) of
       Regulation S-K.
3. When discussing dilution relating to the founder shares, please revise to also state whether the anti-dilution adjustment to the founder shares in connection with your initial business
 August 7, 2024
Page 2

       combination may result in a material dilution of the purchasers' equity interests. See Item
       1602(a)(3) of Regulation S-K.
4. In the paragraph where you disclose conflicts of interest, please revise to highlight the cross-references to the locations of related disclosures in the prospectus, and to include a cross-reference to all the sections in the prospectus regarding conflicts of interest disclosures. See Item 1602(a)(5) of Regulation S-K.
5. Please expand your discussion of the non-managing sponsor investors to disclose the different interests they may have. In this regard, we note your statement on page 29 and elsewhere that they will potentially have different interests. Please also revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by these investors.
Summary, page 1

6. Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item
       1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities, and that you intend to target an initial business combination with an enterprise value between
       $1.0 and $1.5 billion.
7. Please revise the compensation table on page 7 to include the repayment of loans, the anti-
       dilution adjustment of the founder shares, the payment of consulting, success, or finder fees, and the reimbursement of out-of-pocket expense. Please expand your disclosure outside of the table to describe the extent to which the private placement warrants, which may be exercised on a cashless basis, may result in a material dilution of the purchasers'
       equity interests, including that such warrants may be converted from loans from the sponsor. See Item 1602(b)(6) of Regulation S-K.
8. Please revise to balance your discussion of the prior SPAC/de-SPAC experience of your management team to disclose redemption levels in connection with the ESGEN initial business combination transaction and to briefly describe the material terms of the transaction. In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 64.
Appointment and removal of directors. . ., page 24

9. Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 50, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares. Conflicts of Interest, page 41

10. Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business
 August 7, 2024
Page 3

       combination, as referenced on page 40, including the potential payment of consulting, success, or finder fees rendered for completion of the initial business combination. Please also revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 12. See Item 1602(b)(7) of Regulation S-K.
Summary of Risk Factors, page 47

11. Please add disclosure to specifically discuss the risks related to the ownership by the non-
       managing sponsor investors, including, to the extent applicable, risks related to the potential limited public float, and the resulting consequences. In addition, revise your risk factor disclosures as appropriate to clarify that in the event these investors purchase all of the units in which they have expressed an interest, and vote in favor of the initial business combination, no affirmative votes from other public shareholders would be required, as you explain on pages 161-162. Also, in your Principal Shareholders section, revise the third paragraph on page 159 to also include disclosure regarding the percentage of your public units that may be potentially purchased by the non-managing sponsor investors.
12. Please expand your second risk factor to specifically highlight that you may not need any public shares in addition to the founder shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus. Also revise the ninth risk factor on page 48 to clarify the purpose of the structure is to provide anti-dilution protection to the initial shareholders.
We may not be able to complete . . ., page 73

13. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
person.
Dilution, page 105

14. Please revise here, and elsewhere as appropriate, to expand on your assumption that no ordinary shares and convertible equity or debt securities are issued by highlighting that you may need to do so because you intend to target an initial business combination with an enterprise value of $1.0 billion to $1.5 billion, which you explain elsewhere.
Our Sponsor, page 118

15. Please revise the compensation table on page 119 to include the repayment of loans
       (including that they may be convertible to warrants), the payment of consulting, success, or finder fees, and the reimbursement of out-of-pocket expenses, as applicable. Also revise to disclose any circumstances or arrangements under which the sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, such as anti-dilution adjustment mechanisms. See
       Item 1603(a)(6) of Regulation S-K.
16. Please revise the table on pages 119-120 to disclose any circumstances or arrangements that could result in the surrender or cancellation of the subject securities, such as the potential surrender of the founder shares or in connection with a PIPE financing. See Item
 August 7, 2024
Page 4

       1603(a)(6) of Regulation S-K. Additionally, please revise the table to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K. Finally, as
       applicable, explain how these restrictions relate to the non-managing sponsor investors'
       expression of interest.
Executive Officer and Director Compensation, page 151

17. Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See
Item 402(r)(3) of
       Regulation S-K.
Conflicts of Interest, page 155

18. Please revise to disclose any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. See Item 1603(b) of Regulation
S-K.
19. Please revise to state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.
Expression of Interest, page 161

20. Based on the expression of interest of the non-managing sponsor investors, and your disclosure that the non-managing investors will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item
       1603(a)(7) of Regulation S-K.
General

21. Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and after taking into effect the transfers of membership interests in your sponsor to the independent directors, as you disclose on page 6 and elsewhere). Please also revise to disclose the nominal purchase price to be paid by them for the founder shares.
22. Where you discuss the non-managing sponsor investors' expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-
       managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.
23. Please revise to disclose whether the non-managing sponsor investors' membership interest units are subject to any transfer restrictions, such as a lock up agreement. We note your disclosure on page 23 that except in limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of
 August 7, 2024
Page 5

       its membership interests in the sponsor. We also note your cross-reference to more information in the Principal Shareholders section under "Restrictions on Transfers of
       Founder Shares and Private Placement Warrants." However, such disclosure does not appear to address the non-managing sponsor investors' membership interest units in the sponsor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Evan M. D'Amico